Filed by: Rumble Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Data AG

CIK: 0001863502

Rumble Announces Final Results of Exchange Offer for Northern Data

Rumble Has Successfully Secured the Support of 85% of Northern Data’s Share Capital

In Total, 46% of Northern Data Shares not subject to Transaction Support Agreements Have Been Tendered

Additional Acceptance Period Expired on June 1, 2026 – Exchange Offer No Longer Open for Acceptance

Closing Expected in mid-June 2026, with application for Delisting of Northern Data Shares expected to be filed immediately Afterwards

Transaction Follows Compelling Strategic Rationale

Longboat Key, FL, June 08, 2026 (GLOBE NEWSWIRE) -- Rumble Inc. (NASDAQ: RUM) (“Rumble”), the Freedom-First technology platform, today announced the final results for its exchange offer to acquire all outstanding shares of Northern Data AG (“Northern Data”). A total of 8,174,379 shares were tendered in the offer, representing 46.2% of shares not subject to transaction support agreements. Including shares committed under transaction support agreements, Rumble has now secured approximately 85.2% of Northern Data’s outstanding shares. The high acceptance rate demonstrates that the vast majority of Northern Data shareholders approve of the transaction and the underlying strategic rationale.

The additional acceptance period expired on June 1, 2026 and the exchange offer can no longer be accepted. All regulatory approvals have been received and the closing of the exchange offer is expected in mid-June 2026, subject to satisfaction or waiver of the remaining offer conditions. Northern Data is expected to file for termination of the inclusion of the Northern Data shares in trading in the open market (m:access segment) of the Munich stock exchange immediately following the closing of the tender offer. A separate delisting offer will not be required.

The transaction follows a compelling strategic rationale: Together, Rumble and Northern Data will drive towards becoming a leading, independent force in AI computation, cloud infrastructure, and digital video innovation. The combined company will form the foundation of a fully integrated, independent AI and cloud platform with the scale, technology, and balance sheet strength to compete globally.

Additional information can be found at www.rumble-offer.com.

About Rumble Inc.

Rumble is a high-growth neutral video platform and cloud services provider. Rumble’s platform products include Rumble Video, a free and subscription-based video sharing and livestreaming platform; Rumble Studio, a multi-platform livestreaming and monetization service for creators; Rumble Advertising Center (RAC), an in-house advertising marketplace; Rumble Wallet, a non-custodial crypto wallet integrated into the platform; and Rumble Cloud, an infrastructure-as-a-service offering comprising compute, storage, security, and networking solutions. Rumble was founded in 2013 and is headquartered in Longboat Key, Florida.

About Northern Data Group

Northern Data AG (ETR: NB2) is a leading provider of full-stack AI and High-Performance Computing (HPC) solutions, leveraging a network of high-density, liquid-cooled, GPU-based technology to enable the world’s most innovative companies. Northern Data has one of the largest GPU clusters for HPC in Europe through its Taiga Cloud business, while its Ardent Data Centers business has approximately 250MW of power deployed or coming online across ten global data centers by 2027. Northern Data enjoys access to cutting-edge chips and hardware for maximum performance and efficiency. To learn more, please visit northerndata.de.

Important Information for Investors and Stockholders

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be commenced except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and/or a prospectus pursuant to the Regulation (EU) 2017/1129, as amended (the “EU Prospectus Regulation”).

The tender offer referenced in this press release (the “Offer”) is only being made pursuant to (i) the Registration Statement on Form S-4 and related information statement and other relevant documents filed by Rumble with the Securities and Exchange Commission (“SEC”), which has been declared effective, (ii) a securities prospectus in accordance with the EU Prospectus Regulation (the “EU Prospectus”) filed by Rumble with and approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) and (iii) a separate offer document (the “Offer Document”) which contains the terms and conditions of the Offer in detail as well as other information regarding the Offer. BaFin’s approval only confirms that the EU Prospectus meets the standards of completeness, comprehensibility and consistency required by law and shall not be considered as an endorsement of the Offer or Rumble’s stock. The Offer Document is not subject to review or registration proceedings of any securities regulator neither in nor outside the Federal Republic of Germany, and the Offer Document has not been approved or recommended by any such securities regulator, including the SEC or BaFin. Before making any voting or investment decision, investors and security holders of Northern Data are strongly advised to read (i) the Registration Statement and related information statement and all other relevant documents filed or that will be filed with the SEC, (ii) the EU Prospectus and (iii) the Offer Document in connection with the Offer, as they contain important information about the transaction. Holders of Northern Data shares will need to make their own decision whether to tender shares in the Offer. Investors and security holders of Northern Data may obtain free copies of (i) the Registration Statement and related information statement and all other relevant documents filed or that will be filed with the SEC by Rumble through the website maintained by the SEC at www.sec.gov, (ii) the EU Prospectus and the Offer Document through the website relating to the Offer (www.rumble-offer.com).

Neither the SEC, any U.S. state securities commission nor the BaFin has approved, disapproved or passed any comment upon the adequacy, accuracy or completeness of the disclosure in this press release. Any representation to the contrary is a criminal offense in the United States.

Rumble reserves the right to acquire further Northern Data shares in a manner other than in the context of the Offer on or off the stock exchange and/or enter into corresponding acquisition agreements during the offer period, in each case in accordance with applicable law. Any information about such purchases that is made public in Germany will also be made publicly available in the United States on a comparable basis, including by press release and/or by filing a Form 8-K with the SEC. Rumble is not obliged to adjust the offer consideration as a result of such acquisitions. There will also be no increase of the offer consideration for any other reason.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this press release that are not historical facts are forward-looking statements and include, for example, results of operations, financial condition and cash flows (including revenues, operating expenses, and net income (loss)); our ability to meet working capital needs and cash requirements over the next 12 months; and our expectations regarding future results and certain key performance indicators. Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this press release are based on our current beliefs and expectations of our management as of the date of this press release. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include risks related to the pending Northern Data business combination, including our ability to successfully complete the transaction, and, if completed, the success of the business following the transaction; the ability to successfully integrate Rumble’s and Northern Data’s businesses; the risk that the conditions to closing of the transaction are not satisfied in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the transaction; the risk that the transaction can negatively impact the ability of Rumble and Northern Data to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that the combined business may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that Rumble, Northern Data or the post combination company may not be able to effectively compete, including through product improvements and development; the risk that Rumble, Northern Data or the post-combination company may not be able to meet surging AI compute demand by establishing business relationships with hyperscalers; the risk that the cloud, video, and content delivery network capabilities of Rumble, Northern Data or the post-combination company may not be sufficient to attract and continue to attract interest from system integrators and content creators and to create powerful funnel partnership opportunities for the combined platform; the risk that Rumble, Northern Data or the post combination company may not be able to accelerate delivery of next-generation cloud solutions and AI applications; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; weakened global economic conditions may affect our business and operating results; our limited operating history makes it difficult to evaluate our business and prospects; we may not grow or maintain our active user base, and may not be able to achieve or maintain profitability; we may fail to maintain adequate operational and financial resources; we may be unsuccessful in attracting new users to our mobile and connected TV offerings; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets may adversely affect our business and operating results; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; new technologies have been developed that are able to block certain online advertisements or impair our ability to deliver advertising, which could harm our operating results; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating online video sharing platforms, other online platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business, financial performance, and operating results; we may become subject to newly enacted laws and regulations that restrict or moderate content on the internet; we are exposed to significant regulatory, operational, compliance, privacy, and legal risks related to age restriction or verification requirements and children’s online safety laws contemplated or enacted in various U.S. states and foreign jurisdictions; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; we have incurred and will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations; and those additional risks, uncertainties and factors described in more detail in Northern Data’s annual and interim financial reports made publicly available and under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, and in our other filings with the SEC. We do not intend, and, except as required by law, we undertake no obligation to update any of our forward-looking statements after the issuance of this press release to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

For investor relations and US-based media inquiries, please contact:

Shannon Devine

MZ Group, MZ North America

+1 203-741-8811

investors@rumble.com

For German-based media inquiries, please contact:

Thomas Krammer

FTI Consulting

+49 170 2827 848

rumble@fticonsulting.com

Source: Rumble Inc.

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